Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT (1)
PETMED EXPRESS, INC.
(as of March 31, 2025)

Subsidiaries Wholly-Owned by PetMed Express, Inc.

Entity Name	State of Incorporation or Organization
Southeastern Veterinary Exports, Inc.	Florida
Global Veterinary Supply, Inc.	Florida
420 South Congress Avenue, LLC	Florida
PetCareRx, Inc.	New York
PetMeds Insurance Services, LLC	Florida

Indirectly Owned Subsidiaries

Entity Name	State of Incorporation or Organization
Congress Park South Owners Association, Inc. (2)	Florida

(1) Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.
(2) A not-for-profit corporation; 420 South Congress Avenue, LLC holds a majority of the voting power.